UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     Solution Technology International, Inc.
                                (Name of Issuer)

                     Common stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    834387102
                                 (CUSIP Number)

                                Idis Holdings LLC
                                150 W 46th Street
                               New York, NY 10036
                                 (212) 730-4302
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 16, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834387102

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Idis Holdings LLC

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) |_|
            (b) |_|

      3.    SEC Use Only

      4.    Source of Funds (See Instructions) (See item 3)     WC

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      6.    Citizenship or Place of Organization                New York, U.S.A.

Number of         7.    Sole Voting Power               40,000,000 *
Shares
Beneficially      8.    Shared Voting Power
Owned by
Each              9.    Sole Dispositive Power          40,000,000 *
Reporting
Person With       10.   Shared Dispositive Power        40,000,000 *

      11. Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 *

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.   Percent of Class Represented by Amount in Row (11)          33.25%

      14.   Type of Reporting Person (See Instructions)         CO

(*) Includes 15,000,000 shares of common stock and a two year warrant to purchase 25,000,000 shares of common stock at an exercise price of $.01 per share.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Solution Technology International, Inc., whose principal executive offices are located at Garrett Information Enterprise Center, 685 Mosser Road, Suite 11, McHenry, Maryland 21541 (the "Issuer").

Item 2. Identity and Background.

(a) This statement is being filed by Idis Holdings LLC (the "Reporting Entity"), individually. The following persons are the Reporting Entity's managers and members: Seth A. Farbman, Manager and Member; and Shai Z. Stern, Manager and Member.

(b) The business address of the Reporting Entity is 150 West 46th Street, New York, NY 10036. The business address of each of the Reporting Entity's managers and members is the same as the business address of the Reporting Entity.

(c) The principal business of the Reporting Entity is to serve as a holding company. The present principal occupation of each of the Reporting Entity's managers and members, Seth A. Farbman and Shai Z. Stern, is serving as an executive officer of a NY based EDGAR and print services firm.

(d) None of the Reporting Entity or its managers or members has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

(e) During the last five years, none of the Reporting Entity or managers or members has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction nor has any of them been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Entity is a limited liability company organized under the laws of the State of New York. Each of the Reporting Entity's managers and members is a US citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Stock Purchase Agreement (the "Agreement") entered into as of July 16, 2007 between the Issuer and the Reporting Entity, the Reporting Entity acquired 15,000,000 shares of common stock of the Issuer in consideration for $150,000 paid by the Reporting Entity from its operating funds and was also issued a two year warrant to purchase 25,000,000 shares of common stock at an exercise price of $.01 per share.

Item 4. Purpose of Transaction.

The Reporting Entity acquired the shares of Common Stock reported herein for investment purposes. The Reporting Entity has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Entity is the beneficial owner of 15,000,000 shares of common stock of the Issuer and a two year warrant to purchase 25,000,000 shares of common stock at an exercise price of $.01 per share. Such shares and warrants represent 33.25% of the Issuer's common stock based on 95,274,702 shares of common stock issued and outstanding as of July 16, 2007. The Reporting Entity has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as disclosed herein, none of the Reporting Entity or its managers or members has effected any other transaction in any securities of the Issuer in the past sixty days.


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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Entity and any other individual or entity, with the exception of the Agreement pursuant to which the Reporting Entity purchased the aforementioned securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

      Exhibit 99.1      Form of Stock Purchase Agreement


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

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 16, 2007

                                        Idis Holdings LLC


                                        By: /s/ Seth Farbman
                                            ------------------------------------
                                            Seth Farbman, Managing Member

  Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001).


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